DMR FOOD CORPORATION
(O/A SWEET SELECTION)
Balance Sheets
As of December 31, 2006
(Expressed in Canadian dollars)

	December 31, 2006	September 30, 2006
	(Unaudited)	(Audited)

Assets

Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	647,166	431,273
Inventories	562,737	525,793
Prepaid expenses and sundry assets	47,405	47,068
Advance to related corporation	26,916	40,744
	1,284,224	1,044,878

Property, plant and equipment (note 8)	337,361	121,946

	$1,621,585	$1,166,824

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness	$258,347	$197,795
Accounts payable and accrued liabilities	734,520	621,203
Current portion of long-term debt	35,977	32,317
Income taxes payable	54,788	25,487
Advances from shareholder	167	167

	1,083,799	876,969

Long-term
Obligations under capital lease	204,868	24,367
Advances from related corporation	6,793	13,816
	211,661	38,183
Shareholders’ equity:
Share capital	160	160
Retained earnings	325,965	251,512
	326,125	251,672

	$1,621,585	$1,166,824

Approved on behalf of the Board:

Director

Director

The accompanying Financial Statements for the three months ended December 31, 2006 have not been reviewed or audited by the Company’s Auditor

DMR FOOD CORPORATION
(O/A SWEET SELECTION)
Statement of Income and Retained Earnings
(Unaudited)
(Expressed in Canadian dollars)

		Unaudited		Unaudited
		For the 3 months ended		For the 3 months ended

		December 31		December 31,
		2006		2005
	$		$
Sales		1,554,865		1,274,254

Cost of sales		1,175,559		928,651

Gross profit		379,306		345,603

Delivery		63,406		47,723
Salaries and benefits		25,491		14,710
Occupancy cost		23,982		25,607
Advertising and promotion		31,935		32,143
Sales salaries and commission		18,128		19,505
Travel		15,200		12,252
Office and general		9,935		6,668
Amortization		3,406		3,480
Insurance		7,124		8,172
Bad debts		2,400		8,400
Interest and bank charges		3,706		2,411
Professional fees		76,140		800
		280,853		181,871

Income before Income taxes		98,453		163,732

Income taxes		24,000		-

Net Income		74,453		163,732

Retained earnings, beginning of year		251,512		192,876

Retained earnings, end of period		325,965		356,608